                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, NO PAR VALUE, INCLUDING
        SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204429104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                                One Busch Place
                           St. Louis, Missouri 63118
                                 (314)577-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               DECEMBER 28, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

CUSIP NO. 204429104               13D                        PAGE 2 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Anheuser-Busch Companies, Inc.

                                   43-1162835
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                        WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                             None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                             51,739,145
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                             None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                             51,739,145
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   51,739,145
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                      CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D                        PAGE 3 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Anheuser-Busch International, Inc.

                                   43-1213600
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                        WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                             None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                             51,739,145
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                             None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                             51,739,145
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   51,739,145
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                      CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D                        PAGE 4 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Anheuser-Busch International Holdings, Inc.

                                   51-0348308
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                        WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                             None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                             51,739,145
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                             None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                             51,739,145
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   51,739,145
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                      CO
--------------------------------------------------------------------------------

CUSIP NO.                         13D                        PAGE 5 OF 19 PAGES
204429104

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of the Issuer. The address of the principal executive offices of the Issuer is Bandera 84, Sixth Floor, Santiago, Chile.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) and (f). This Statement is being filed by Anheuser-Busch Companies, Inc. ("ABC"), Anheuser-Busch International, Inc. ("ABII") and Anheuser-Busch International Holdings, Inc. ("ABIH", and together with ABC and ABII, the "Reporting Persons"). Each of the Reporting Persons is organized as a corporation under the laws of the State of Delaware; each of ABC and ABII has its principal business address at One Busch Place, St. Louis, Missouri 63118 and ABIH has its principal business address at c/o Registered Agents, Ltd., 1220 N. Market Street, Suite 606, Wilmington, Delaware 19801. ABC is the holding company parent to a number of subsidiaries involved in the business of brewing beer and various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks. ABII is 100% owned by ABC and brews and distributes beer in foreign countries. ABIH is 100% owned by ABII and holds equity investments in foreign brewers. This Statement is being filed by ABIH as the direct beneficial owner of the Shares to which this Statement relates and by each of ABC and ABII as an indirect beneficial owner of such Shares; ABII is an indirect beneficial owner of such Shares because it controls ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Annex A hereto and are incorporated herein by reference.

         (d) and (e). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 28, 2000, the Reporting Persons, through their financial advisor, UBS Warburg LLC, agreed with Compania de Petroleos de Chile S.A., a public corporation organized and existing under the laws of Chile ("Copec"), to purchase Shares representing approximately 7.5% of the total issued and outstanding Shares (including the Shares represented by American Depositary Shares, the "Total Equity") from Copec or its affiliates on the terms and conditions described in a letter agreement dated December 28, 2000, between UBS Warburg LLC, as financial advisor to the Reporting Persons, and Copec (the "Letter Agreement"). A form of the Letter Agreement is attached hereto as
Exhibit 1.

CUSIP NO.                         13D                        PAGE 6 OF 19 PAGES
204429104


The terms of the Letter Agreement are incorporated herein by this reference. Subsequent to entering into the Letter Agreement, ABIH, Copec and Compania de Inversiones Mobiliarias Limitada, a limited liability company organized and existing under the laws of the Republic of Chile and a subsidiary of Copec ("Cimol") entered into a Promissory Purchase Agreement dated as of January 3, 2001 relating to the acquisition by ABIH of 23,887,716 Shares (representing approximately 7.5% of the Total Equity) from Cimol (the "Promissory Agreement"). A form of Promissory Agreement is attached hereto as Exhibit 2. The terms of the Promissory Agreement are incorporated herein by this reference.

         In addition to the Shares to be purchased from Cimol, 24,805,929 Shares have been purchased in open market transactions on the Santiago Stock Exchange (including 20,700,000 in an open market auction) and American Depositary Shares representing 3,045,500 Shares have been purchased in open market transaction on the New York Stock Exchange, as described in Item 5(c).

         The aggregate purchase price for the Shares purchased from Cimol is approximately $119,400,000. The aggregate purchase price for the Shares purchased from parties other than Cimol (including commissions) is approximately $141,100,000. All of the approximately $260,500,000 of funds used or to be used to purchase the Shares reported in this statement will come from the available resources of the Reporting Persons and from no specific borrowings.

         The Letter Agreement and the Promissory Agreement are incorporated by reference in this statement under various items, including this Item 3, and any descriptions thereof contained in this statement are qualified in their entirety by reference to such Agreements.

ITEM 4.  PURPOSE OF TRANSACTION

         Prior to its entering into the Letter Agreement, the Promissory Agreement or acquiring any interest in any of the Shares, the Reporting Persons had been considering for some time various ways of making a direct or indirect significant investment in the Issuer as part of its strategy to expand its operations in the South American region. ABIH has been a minority shareholder in (owning shares representing approximately 11% of the equity of) the Argentinean beer subsidiary of the Issuer for over five years. As a result of its relationship with this Argentinean subsidiary of the Issuer, the Reporting Persons have developed confidence in the management capabilities of the Issuer and have actively searched for ways to expand the relationship of the Reporting Persons with the Issuer. The acquisition of the Shares provides the Reporting Persons with such an opportunity.

         The Reporting Persons will continue to evaluate their ownership of Shares and the Issuer's business and industry. In order to do so, the Reporting Persons anticipate that they may have discussions with other parties, including, without limitation, other shareholders of the Issuer, relating to, among other things, the Issuer and the business and prospects of the Issuer. Depending on market conditions and other factors that the Reporting Persons (or their affiliates) may deem material to their investment decisions, the Reporting Persons (or their affiliates) may from time to time seek to acquire or acquire, directly or indirectly, additional Shares, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as such persons may determine. Furthermore, while the Reporting Persons have no present intention of doing so, they (and their affiliates) reserve the right to dispose of any or all direct or indirect interest in Shares acquired by them. In addition, the Reporting Persons intend to explore

CUSIP NO.                         13D                        PAGE 7 OF 19 PAGES
204429104

with the Issuer the possible election of representatives or designees of ABIH to the Issuer's Board, in light of the number of Shares owned by ABIH.

         In the Promissory Agreement, ABIH has agreed to acquire Shares from Cimol at a higher purchase price than it could have otherwise in light of Copec's and/or Cimol's assistance to ABIH in acquiring Shares in addition to the 23,887,716 Shares ABIH has agreed to acquire from Cimol. A similar agreement was made by ABIH in the Letter Agreement. The terms of the Promissory Agreement and the Letter Agreement are incorporated herein by this reference.

         ABIH is considering converting the American Depositary Shares it has purchased into the Shares represented thereby.

         Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer or any material change in the Issuer's business or corporate structure; (vi) any material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended; or (ix) any action similar to any of those actions set forth in this paragraph involving the Issuer, the Shares or any other equity security of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Annual Report on Form 20-F for the period ended December 31, 1999, the aggregate number of outstanding Shares (including Shares represented by American Depositary Shares) is 318,502,872.

         (a) ABIH beneficially owns 51,739,145 Shares, which includes (i) 23,887,716 Shares which it has the right to acquire pursuant to the terms of the Letter Agreement and the Promissory Agreement (the terms of each of which are incorporated herein by this reference) (ii) 3,045,500 Shares represented by American Depositary Shares and (iii) 24,805,929 Shares purchased in open market transactions on the Santiago Stock Exchange (including 20,700,000 Shares purchased in an open market auction on the Santiago Stock Exchange). Each of ABII and ABC beneficially own 51,739,145 Shares, which, in each case, includes
(i) 23,887,716 Shares which it has the right to acquire pursuant to the terms of the Letter Agreement and the Promissory Agreement (ii) 3,045,500 Shares represented by American Depositary Shares and (iii) 24,805,929 Shares purchased in open market transactions in the Santiago Stock Exchange (including 20,700,000 Shares purchased in an open market auction on the Santiago Stock Exchange). The 51,739,145 Shares beneficially owned by each of ABC and ABII include all of the Shares beneficially owned by ABIH. This Statement is being filed by ABIH as the direct beneficial owner of the Shares to which this Statement relates and by each of ABC and ABII as an indirect beneficial owner of such Shares; ABII is an indirect beneficial owner of such Shares because it controls

CUSIP NO.                         13D                        PAGE 8 OF 19 PAGES
204429104

ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner. The 51,739,145 Shares beneficially owned by the Reporting Persons represent 16.2% of the Shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (b) The Reporting Persons share the power to vote or direct the vote of all 51,739,145 Shares which they beneficially own and share the power to dispose of or direct the disposition of all 51,739,145 Shares which they beneficially own. As indicated in (a) above, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (c) Other than (i) the transactions with Copec and/or Cimol pursuant to the Letter Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference) and the Promissory Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference) and (ii) the following open market transactions by ABIH with parties other than Copec or Cimol, there have been no transactions in Shares or, to the knowledge of the Reporting Persons, by any of the executive officers or directors of any of the Reporting Persons, during the past 60 days:


            Date                     Number of Shares             Approximate Purchase           Where and How
            ----                     ----------------               Price Per Share                Effected
                                                                    ---------------                --------
       January 4, 2001*                 20,700,000                      $5.07              Open market purchase through an
                                                                                             auction process on the Santiago
                                                                                             Exchange

       January 4, 2001                   3,975,991                      $5.06               Open market purchase on
                                                                                             the Santiago Exchange

      January 4, 2001**                  1,068,500                      $5.04               Open market purchase on
                                                                                          the New York Stock Exchange

       January 5, 2001                     129,938                      $5.03               Open market purchase on
                                                                                             the Santiago Exchange

      January 5, 2001**                  1,977,000                      $5.06               Open market purchase on
                                                                                          the New York Stock Exchange


                  * These purchases were arranged with the assistance of Copec and/or Cimol, as contemplated by the Letter Agreement and the Promissory Agreement described in response to Items 3 and 4.

CUSIP NO.                         13D                        PAGE 9 OF 19 PAGES
204429104


                  ** These purchases were of American Depositary Shares, each of which represent five Shares. The number of Shares and the purchase price per Share shown are the per Share equivalents for such American Depositary Shares.

        (d)       Not applicable.

        (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


        ABIH has agreed to pay customary commissions to UBS Warburg, LLC and Larrain Vial in connection with the [open market] purchases described in Item 5(c).

        Other than the Letter Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference) and the Promissory Agreement described in response to Items 3 and 4 (which responses are incorporated herein by reference) and the transactions contemplated thereby, [currently] there are no other contracts, arrangements, understandings or relationships between ABC, ABII or ABIH and any other person, or, to the best knowledge of ABC, ABII or ABIH, among any of ABC's, ABII's or ABIH's executive officers or directors or between any of ABC's, ABII's or ABIH's executive officers or directors and any other person, with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1    Letter Agreement dated as of December 28, 2000.

        Exhibit 2    Promissory Agreement dated as of January 3, 2001.

CUSIP NO.                         13D                        PAGE 10 OF 19 PAGES
204429104


         The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: January 8, 2001

                             ANHEUSER-BUSCH COMPANIES, INC.


                             By: /s/ John Koykka
                                --------------------------
                                      Name:  John Koykka
                                      Title: Vice President, International
                                               Development

                             ANHEUSER-BUSCH INTERNATIONAL, INC.


                             By: /s/ John Koykka
                                --------------------------
                                      Name:  John Koykka
                                      Title: Executive Vice President--Strategic
                                               Planning and Business Development


                             ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.


                             By: /s/ John Koykka
                                --------------------------
                                      Name:  John Koykka
                                      Title: Executive Vice President--Strategic
                                               Planning and Development

CUSIP NO.                         13D                        PAGE 11 OF 19 PAGES
204429104


                                     ANNEX A

              Listed below are the names, addresses, positions held and principal occupations of the directors and executive officers of Anheuser-Busch Companies, Inc. Except for Mr. Fernandez, each of the persons listed below is a United States citizen. Mr. Fernandez is a citizen of Mexico.



DIRECTORS AND EXECUTIVE OFFICERS OF ANHEUSER-BUSCH COMPANIES, INC.


           NAME                            ADDRESS                  POSITION WITH COMPANY      PRINCIPAL OCCUPATION
           ----                            -------                  ---------------------      --------------------
Victor G. Abbey                        One Busch Place              Chairman of the Board     Chairman of the Board
                                  St. Louis, Missouri 63118         and President of the      and President of Busch
                                                                    Company's subsidiary          Entertainment
                                                                     Busch Entertainment           Corporation
                                                                         Corporation

W.R. Baker                             One Busch Place            Vice President and Chief      Vice President and
                                  St. Louis, Missouri 63118           Financial Officer          Chief Financial
                                                                                             Officer, Anheuser-Busch
                                                                                                 Companies, Inc.

Mark T. Bobak                          One Busch Place            Vice President-Corporate             Vice
                                  St. Louis, Missouri 63118            Human Resources         President-Corporate
                                                                                                Human Resources of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Stephen J. Burrows                     One Busch Place                      Vice                       Vice
                                  St. Louis, Missouri 63118        President-International   President-International
                                                                         Operations               Operations of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

August A. Busch III                    One Busch Place              Chairman of the Board     Chairman of the Board
                                  St. Louis, Missouri 63118             and President             and President,
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

August A. Busch IV                     One Busch Place            Vice President and Group      Vice President and
                                  St. Louis, Missouri 63118               Executive             Group Executive of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Bernard A. Edison                  500 Washington Avenue,                 Director                    Former
                                         Suite 1234                                             President--Edison
                                  St. Louis, Missouri 63101                                   Brothers Stores, Inc.


CUSIP NO.                         13D                        PAGE 12 OF 19 PAGES
204429104


Carlos Fernandez G.                Campos Eliseos No. 400                 Director           Chief Executive Officer
                                           piso 18                                            of Grupo Modelo, S.A.
                                    Lomas de Chapultepec                                             de C.V.
                                     11000 Mexico, D.F.

J.E. Jacob                             One Busch Place            Director, Executive Vice        Executive Vice
                                  St. Louis, Missouri 63118          President and Chief       President and Chief
                                                                   Communications Officer    Communications Officer,
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

James R. Jones                   1501 M Street NW, Suite 700              Director           Partner of the law firm
                                    Washington, DC 20005                                       of Manatt, Phelps &
                                                                                              Phillips and Chairman
                                                                                                 of the Board of
                                                                                                 Globeranger.com

Donald W. Kloth                        One Busch Place            Vice President and Group      Vice President and
                                  St. Louis, Missouri 63118               Executive             Group Executive of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Charles F. Knight                8000 West Florissant Avenue              Director            Chairman of the Board
                                         PO Box 4100                                         of Emerson Electric Co.
                                  St. Louis, Missouri 63136

Gerhardt A. Kraemer                    One Busch Place                   Senior Vice               Senior Vice
                                  St. Louis, Missouri 63118        President-World Brewing   President-World Brewing
                                                                       and Technology           and Technology of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

S.K. Lambright                         One Busch Place            Group Vice President and     Group Vice President
                                  St. Louis, Missouri 63118            General Counsel         and General Counsel,
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Aloys H. Litteken                      One Busch Place            Vice President-Corporate             Vice
                                  St. Louis, Missouri 63118              Engineering           President-Corporate
                                                                                                  Engineering of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Vernon R. Loucks, Jr.              1101 Skokie Boulevard,                 Director            Chairman of the Board
                                          Suite 240                                              of InLight, Inc.
                                 Northbrook, Illinois 60062


CUSIP NO.                         13D                        PAGE 13 OF 19 PAGES
204429104

Vilma S. Martinez                  335 South Grand Avenue                 Director            Partner in law firm of
                                         35th Floor                                           Munger, Tolles & Olson
                                Los Angeles, California 90071

James B. Orthwein                   8000 Maryland Avenue                  Director              Partner of Precise
                                          Suite 220                                              Capital, L.P., a
                                   Clayton, Missouri 63105                                      private investment
                                                                                                   partnership

William Porter Payne               3455 Peachtree Road, NE                Director            Chairman of the Board
                                          Suite 975                                             of Orchestrate.com
                                   Atlanta, Georgia 30326

John H. Purnell                        One Busch Place            Executive Vice President        Executive Vice
                                  St. Louis, Missouri 63118                                        President of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Joyce M. Roche                       Girls Incorporated                   Director             Self-employed as an
                                       120 Wall Street                                        independent marketing
                                  New York, New York 10023                                          consultant

Thomas W. Santel                       One Busch Place            Vice President-Corporate             Vice
                                  St. Louis, Missouri 63118              Development           President-Corporate
                                                                                                  Development of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Joseph P. Sellinger                    One Busch Place            Vice President and Group      Vice President and
                                  St. Louis, Missouri 63118               Executive             Group Executive of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Patrick T. Stokes                      One Busch Place                Director, Senior        Senior Executive Vice
                                  St. Louis, Missouri 63118       Executive Vice President         President of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Andrew C. Taylor                  600 Corporate Park Drive                Director             President and Chief
                                  St. Louis, Missouri 63105                                    Executive Officer of
                                                                                              Enterprise Rent-A-Car
                                                                                                     Company


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204429104


Douglas A. Warner III                  60 Wall Street                     Director            Chairman of the Board
                                  New York, New York 10260                                    of J.P. Morgan Chase &
                                                                                                       Co.

Edward E. Whitacre, Jr.          175 E. Houston, Suite 1300               Director            Chairman of the Board
                                  San Antonio, Texas 78205                                     and Chief Executive
                                                                                                  Officer of SBC
                                                                                               Communications, Inc.


              Listed below are the names, addresses, positions held and principal occupations of the directors and executive officers of Anheuser-Busch International, Inc. Except for Andrew Day, each of the persons listed below is a United States citizen. Mr. Day is a citizen of the United Kingdom.


DIRECTORS AND EXECUTIVE OFFICERS OF ANHEUSER-BUSCH INTERNATIONAL, INC.
----------------------------------------------------------------------


             NAME                         ADDRESS               POSITION WITH COMPANY        PRINCIPAL OCCUPATION
             ----                         -------               ---------------------        --------------------
Larry D. Baumann                      One Busch Place              Director, Vice          Director of International
                                 St. Louis, Missouri 63118        President-Finance        Finance of Anheuser-Busch,
                                                                                                 Incorporated

Mark T. Bobak                         One Busch Place                 Director             Vice President-Corporate
                                 St. Louis, Missouri 63118                                    Human Resources of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

Stephen J. Burrows                    One Busch Place         Director, Chief Executive              Vice
                                 St. Louis, Missouri 63118      Officer and President       President-International
                                                                                                 Operations of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

August A. Busch IV                    One Busch Place                 Director             Vice President and Group
                                 St. Louis, Missouri 63118                                       Executive of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

Martin Cargas                         One Busch Place              Director, Vice          Vice President-Government
                                 St. Louis, Missouri 63118      President-Government        Affairs, Anheuser-Busch
                                                                       Affairs                International, Inc.

CUSIP NO.                         13D                        PAGE 15 OF 19 PAGES
204429104

Andrew Day                            One Busch Place         Director, Vice President        Vice President and
                                 St. Louis, Missouri 63118          and Managing             Managing Director of
                                                                   Director-Europe        Anheuser-Busch Europe, Ltd.

David R. English                      One Busch Place                 Director              Vice President-Premium
                                 St. Louis, Missouri 63118                                  Brands, Anheuser-Busch,
                                                                                                 Incorporated

John J. Hanichak III                  One Busch Place              Director, Vice           Vice President, Sales &
                                 St. Louis, Missouri 63118        President-Sales &         Marketing, Asia-Pacific
                                                               Marketing, Asia-Pacific    and Canada, Anheuser-Busch
                                                                     and Canada               International, Inc.

William J. Kimmins, Jr.               One Busch Place         Director, Vice President        Vice President and
                                 St. Louis, Missouri 63118          and Treasurer                Treasurer of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

John S. Koykka                        One Busch Place         Director, Executive Vice          Vice President,
                                 St. Louis, Missouri 63118       President-Strategic       International Development
                                                                Planning and Business          of Anheuser-Busch
                                                                     Development                Companies, Inc.

Robert C. Lachky                      One Busch Place                 Director               Vice President, Brand
                                 St. Louis, Missouri 63118                                        Management,
                                                                                                Anheuser-Busch,
                                                                                                 Incorporated

James E. Lambert Jr.                  One Busch Place                 Director                 Director, Process
                                 St. Louis, Missouri 63118                                    Engineering Group,
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

Stephen D. LeResche                   One Busch Place                 Director               Vice President-Public
                                 St. Louis, Missouri 63118                                      Communications,
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

Douglas J. Muhleman                   One Busch Place                 Director              Vice President-Brewing,
                                 St. Louis, Missouri 63118                                Anheuser-Busch Incorporated

David A. Poldoian                     One Busch Place                 Director             Senior Strategy Advisor,
                                    St. Louis, Missouri                                            Anheuser-


CUSIP NO.                         13D                        PAGE 16 OF 19 PAGES
204429104

                                           63118                                             Busch Companies, Inc.

Anthony T. Ponturo                    One Busch Place                 Director             Vice President, Corporate
                                 St. Louis, Missouri 63118                                 Media & Sports Marketing,
                                                                                                Anheuser-Busch,
                                                                                                 Incorporated

John H. Purnell                       One Busch Place                 Director             Executive Vice President
                                 St. Louis, Missouri 63118                                     of Anheuser-Busch
                                                                                                Companies, Inc.

Michael R. Redohl                     One Busch Place                 Director                  Group Director,
                                 St. Louis, Missouri 63118                                       Procurement,
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

Thomas W. Santel                      One Busch Place                 Director             Vice President-Corporate
                                 St. Louis, Missouri 63118                                      Development of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

James E. Schobel                      One Busch Place           Director, Senior Vice             Senior Vice
                                 St. Louis, Missouri 63118     President-Legal Affairs    President-Legal Affairs of
                                                                                                Anheuser-Busch
                                                                                              International, Inc.

Mark F. Schumm                        One Busch Place              Director, Vice                    Vice
                                    St. Louis, Missouri        President-International      President-International
                                           63118                Business Planning and        Business Planning and
                                                                     Development                Development of
                                                                                                Anheuser-Busch
                                                                                              International, Inc.

Patrick T. Stokes                     One Busch Place           Chairman of the Board        Senior Executive Vice
                                 St. Louis, Missouri 63118                                       President of
                                                                                           Anheuser-Busch Companies,
                                                                                                     Inc.

CUSIP NO.                         13D                        PAGE 17 OF 19 PAGES
204429104



              Listed below are the names, addresses, positions held and principal occupations of the directors and executive officers of Anheuser-Busch International Holdings, Inc. Except for Andrew Day and Alejandro Strauch, each of the persons listed below is a United States citizen. Mr. Day is a citizen of the United Kingdom and Mr. Strauch is a citizen of Uruguay.

DIRECTORS AND EXECUTIVE OFFICERS OF ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
-------------------------------------------------------------------------------


           NAME                            ADDRESS                  POSITION WITH COMPANY      PRINCIPAL OCCUPATION
           ----                            -------                  ---------------------      --------------------
Larry D. Baumann                       One Busch Place             Vice President-Finance          Director of
                                  St. Louis, Missouri 63118                                   International Finance
                                                                                                of Anheuser-Busch,
                                                                                                   Incorporated

Stephen J. Burrows                     One Busch Place                    President                    Vice
                                  St. Louis, Missouri 63118                                  President-International
                                                                                                  Operations of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Philip C. Davis                        One Busch Place               Vice President and         Vice President and
                                  St. Louis, Missouri 63118               Managing             Managing Director of
                                                                  Director-Anheuser-Busch,    Anheuser-Busch, Asia,
                                                                            China                      Inc.

Andrew Day                             One Busch Place               Vice President and         Vice President and
                                  St. Louis, Missouri 63118       Regional Director-Europe     Managing Director of
                                                                                              Anheuser-Busch Europe,
                                                                                                       Ltd.

William J. Kimmins, Jr.                One Busch Place            Director, Vice President      Vice President and
                                  St. Louis, Missouri 63118             and Treasurer         Treasurer of Anheuser-
                                                                                              Busch Companies, Inc.

John S. Koykka                         One Busch Place             Vice President-Business       Vice President,
                                  St. Louis, Missouri 63118       Development and Strategy        International
                                                                                                  Development of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

Jesus Rangel                           One Busch Place               Vice President and       Vice President, Latin
                                  St. Louis, Missouri 63118               Regional              American Region of
                                                                      Director-Americas           Anheuser-Busch
                                                                                               International, Inc.


CUSIP NO.                         13D                        PAGE 18 OF 19 PAGES
204429104


Mark A. Rawlins                        One Busch Place             Director and Assistant             Senior
                                  St. Louis, Missouri 63118        Treasurer-International      Director-Corporate
                                                                                                 Finance and Risk
                                                                                                  Management of
                                                                                                  Anheuser-Busch
                                                                                                 Companies, Inc.

H. Murray Sawyer Jr.               Sawyer, Akin and Heron             Director and Vice       Partner in law firm of
                                       P.O. Box 25047                     President           Sawyer, Akin and Heron
                                 Wilmington, Delaware 19899


James E. Schobel                       One Busch Place              Vice President-Deputy          Senior Vice
                                  St. Louis, Missouri 63118          General Counsel and     President-Legal Affairs
                                                                     Assistant Secretary        of Anheuser-Busch
                                                                                               International, Inc.

Alejandro Strauch                      One Busch Place              Vice President-Mexico     Vice President, Mexico
                                  St. Louis, Missouri 63118                                     of Anheuser-Busch
                                                                                                  Mexico, Inc.

Gary W. Tappana                        One Busch Place                    Director              Director-State Tax
                                  St. Louis, Missouri 63118                                       Operations of
                                                                                                  Anheuser-Busch
                                                                                                  Companies, Inc.


CUSIP NO.                         13D                        PAGE 19 OF 19 PAGES
204429104



                                  EXHIBIT INDEX

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1   Letter Agreement dated as of December 28, 2000.

         Exhibit 99.2   Promissory Purchase Agreement dated as of
                        January 3, 2000.